Robert Hayward, P.C. To Call Writer Directly: +1 312 862 7317 rhayward@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

December 23, 2020

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Kuhn
Lyn Shenk
Scott Anderegg
Erin Jaskot

Re:	Agiliti, Inc.
Draft Registration Statement on Form S-1
Submitted December 4, 2020
CIK No. 0001749704

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Agiliti, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 2 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated December 21, 2020, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the Amendment that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Beijing    Boston    Dallas    Hong Kong    Houston     London    Los Angeles    Munich    New York    Palo Alto    Paris    San Francisco     Shanghai    Washington, D.C.

Securities and Exchange Commission

December 23, 2020

Prospectus Summary, page 1

1.     We note your response to our prior comment 1, and we reissue the comment in part. Please disclose in your Prospectus Summary the borrowings under your Second Term Loan and the amount of the dividend that you paid from the borrowings, including the business purpose for this dividend.

Response

The Company acknowledges the Staff’s comment and has updated its disclosure on page 14 of the Amendment to disclose the borrowings under its Second Lien Term Loan Facility and note that such borrowings were used to pay a dividend to the Company’s equityholders as a means to provide the Company’s equityholders with a return on their investment.

2.     We note your response and revisions in response to our prior comment 5, and we reissue the comment in part. So that investors can assess the relevance of your customer case study, as well as what you mean we you state that you have a high customer retention rate, please disclose the average revenue growth rate for your existing customers over the past three years, as well as your average customer retention rate for the same time period.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has removed references to its high customer retention rate. The Company does not believe that customer retention rate is a meaningful metric by which to measure the success of its customer relationships given that a significant portion of the Company’s customer base accesses its services on a peak need basis only, resulting in a skewed representation of customer retention.

With respect to the average revenue growth rate for existing customers, the Company respectfully advises the Staff that it has updated its disclosure on pages 7, 78 and 81 of the Amendment by adding the bolded text below, to provide additional context for the customer case study as an indication of the Company’s ability to grow its share of revenue with customers.

Pages 7 and 78

We believe that this case study demonstrates the potential of our “land and expand” strategy of efficiently increasing revenue from our existing customers as they move toward our full suite of

Securities and Exchange Commission

December 23, 2020

highly complementary services. From the year ended December 31, 2015 to the twelve month period ended September 30, 2020, our top 50 customers that experienced the largest growth in revenue over the same period increased in revenue from an aggregate of approximately $1.2 million to approximately $47.5 million, primarily driven by our efforts to expand our share of wallet within our existing customer base. During the same period, our average existing customer growth rate was approximately 5.4%.

We currently have 16% wallet share within our existing contracted customers and have demonstrated an ability to grow our wallet share up to 5-6x with an existing customer, as indicated in the Customer Case Study presented above, by expanding the services we provide to them over time. From the year ended December 31, 2015 to the twelve month period ended September 30, 2020, our top 50 customers that experienced the largest growth in revenue over the same period increased in revenue from an aggregate of approximately $1.2 million to approximately $47.5 million, primarily driven by our efforts to expand our share of wallet within our existing customer base. During the same period, our average existing customer growth rate was approximately 5.4%.

A substantial portion of our revenues come from customers…, page 23

3.     In response to our prior comment 7 you note that the GPO agreements facilitate the Company’s ability to establish contracts or relationships with individual customers that are members of the GPO. Please explain what would happen to your agreements with those customers that purchase equipment or services through a GPO if your contract with that GPO were altered or terminated. Please also tell us whether you are able to contract with those customers without going through the GPO.

Response

The Company respectfully advises the Staff that although GPO contracts facilitate contracting ease for those of its customers that are GPO members (which represented approximately 55% of the Company’s revenue for the year ended December 31, 2019, as disclosed on page 25 of the Amendment), a GPO contract is not essential to doing business with customers that are GPO members. Many customers that are GPO members routinely contract and/or purchase outside of GPO contracts. Therefore, even if a GPO contract were to be terminated, the Company would still have the ability to enter into direct contracts with the member customers. In such cases, the Company could seek to sign contracts with customers outside of their GPO contract by offering additional pricing flexibility beyond the terms that were originally contained in the GPO contract. Moreover, given the particularly heavy service component of

Securities and Exchange Commission

December 23, 2020

the Company’s offerings, and in some cases, clinician preference, many customers who are GPO members have elected to contract directly with the Company outside of a GPO contract. Therefore, although termination of a GPO contract may result in some attrition of customers that are members of that GPO (as disclosed on page 24 of the Amendment), such termination would not preclude, and historically has not precluded, the Company from retaining a material portion of that business by contracting directly with those customers.

2019 Executive Compensation Components

Setting Executive Compensation, page 95

4.     We note that in response to our prior comment 19 you state that you have not engaged in benchmarking to base, justify or provide a framework for compensation decisions in the past. However, you continue to refer to your peer group companies in the description of your 2019 executive compensation. For example, page 94 states that base salary is “competitive with salary levels for similarly situated executives of our peer companies, adjusted for our size and ownership model” and on pages 95-96 you state that compensation is determined based on “market data from peer group companies.” Please advise and revise as appropriate.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has updated the Compensation Discussion and Analysis disclosure in the Amendment with executive compensation information for the fiscal year ending December 31, 2020. The Company engaged in benchmarking to determine 2020 executive compensation and a discussion of that benchmarking process, including a list of peer companies, is included on page 97 of the Amendment.

Annual Performance-Based Incentive Compensation, page 97

5.     We note your response and your revised disclosure in response to our prior comment 20. Please revise your disclosure to describe in greater detail how your matrix works, including how you calculate payout amounts based on where actual results fall within the ranges you established, and the weight given to each of your performance targets in calculating the payout amount. Please also tell us why the threshold column for non-equity incentive plan awards in the Grants of Plan-Based Awards table is blank. According to Instruction 2 to Item 402(d), threshold refers to the minimum amount payable for a certain level of performance under the plan. If your named executive officers are guaranteed a payout regardless of the achievement of your performance targets, please clarify. Also, if applicable, please discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goals, targets or ranges.

Securities and Exchange Commission

December 23, 2020

Response

The Company acknowledges the Staff’s comment and has updated its disclosure on pages 99-100 of the Amendment to add the bolded language below, providing more details on the application of the matrix in calculating payouts.

The Compensation, Nominating and Governance Committee develops an annual performance matrix that assigns a performance target between 0 and 200% based on performance to certain established metrics achieved during the fiscal year. For fiscal 2020, the Board established a defined revenue target and a defined Adjusted EBITDA target. The revenue target was defined using an established subset of our total revenue for fiscal 2020. The Adjusted EBITDA target was established using a subset of our operational performance for fiscal 2020. The matrix establishes a percentage achievement of zero to 200% based on our achievement of the defined Adjusted EBITDA target. In general, the matrix is designed to stabilize near 100% for achievement that is plus or minus $3 million from the midpoint for defined Adjusted EBITDA and plus or minus $10 million from the midpoint for defined revenue. For example, holding revenue constant at the target level, the first $3 million of Adjusted EBITDA deviation, either positive or negative, from the target level drives an average of 5% of incentive impact per $1 million of deviation, while the next $3 million in either direction drives on average an incremental 18% of incentive impact per $1 million deviation. Similarly, holding Adjusted EBITDA constant at the target level, the first $10 million in revenue deviation, either positive or negative, from the target level drives an average of approximately 0.8% of incentive impact per $1 million deviation, while the next $10 million in revenue deviation in either direction drives on average an incremental 1.5% of incentive impact per $1 million deviation. The matrix is designed to reward near-target achievement while minimizing volatility driven by unanticipated events that are outside of management’s control, such as seasonal or market-related fluctuations. Conversely, positive or negative achievement accelerates when outside of these bands, in line with the extraordinary nature, whether positive or negative, of such performance.

In addition, the Company has updated the threshold column for non-equity incentive plan awards in the Grants of Plan-Based Awards table on page 104 of the Amendment and has included footnote disclosure specifying that under the Company’s executive incentive program, the threshold amount is 50% of the award.

Securities and Exchange Commission

December 23, 2020

The Board has discretion to determine the payments under the executive incentive program and, after determining performance based on the applicable metrics, may increase or decrease the payments.

Consistent with its disclosure in prior filings with respect to 2019 compensation information, the Company acknowledges that it will update its 2020 compensation information consistent with the requirements of Item 402 of Regulation S-K once its fiscal year 2020 audited financial statements are finalized and the Compensation, Nominating and Governance Committee approves 2020 EIP award amounts. Such updated disclosure will include the total revenue and Adjusted EBITDA targets, actual 2020 revenue and Adjusted EBITDA results and the approved 2020 EIP award amounts.

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Securities and Exchange Commission

December 23, 2020

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact Robert M. Hayward, P.C. at (312) 862-2133 or Alexander M. Schwartz at (312) 862-2578.

Sincerely,

/s/ Robert Hayward, P.C.

Robert Hayward, P.C.

cc:	James Pekarek
Chief Financial Officer, Agiliti, Inc.